May 11, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Naugatuck Valley Financial Corporation Registration Statement on Form S-1 Request for Acceleration of Effectiveness File No. 333-167482

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Naugatuck Valley Financial Corporation (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on Friday, May 13, 2011, at 10:00 a.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

Name:	Robin P. Suskind
Title:	Managing Director